UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 1-9690
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: September 30, 2001
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          International FiberCom, Inc.
                          ----------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                         3230 E. Broadway Rd., Ste. 200
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Phoenix, Arizona 85040
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     The Registrant is unable to timely file its report on Form 10-Q for the period ended September 30, 2001, without unreasonable effort or expense, because of an insufficiency of resources to timely complete the legal and accounting work necessary. The Registrant anticipates completing the filing of its annual report on Form 10-Q no later than the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Douglas Kimball               (602)            387-4000
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     When filed it is anticipated that the Company will report net losses for the third quarter ended September 30, 2001. During the third quarter of 2000, the Company reported net income of $3,169,284 on revenues of $87,368,954. The net loss for the third quarter of 2001 is due primarily to problems in its network services group and costs of excess capacity in certain regions as a result of the continued downturn in telecommunications infrastructure capital spending. The Company is also in the process of assessing the net realizable value of certain assets, primarily intangibles as well as trade accounts receivable and costs in excess of billings on certain contracts given the deterioration of the financial condition of some of its customers. At the time of this filing, the Company has not yet determined the extent of the net loss but does expect that its revenues for the third quarter will be approximately 11% below those of the second quarter of this year.

                          International FiberCom, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2001               By: /s/ Joseph Kealy
                                          ---------------------------------

                                          Name: Joseph Kealy
                                                --------------------------------

                                          Title: Chief Executive Officer
                                                 -------------------------------